Exhibit 99.1
QIAGEN announces details for completion of synthetic share repurchase of up to approximately $500 million

•Return of approximately $500 million – maximum approved by shareholders – set to be completed on January 7, 2026

•Capital return to be conducted through synthetic share repurchase – combines a fast direct capital repayment to shareholders with a reverse stock split that enhances EPS

•QIAGEN delivers well ahead of schedule on its commitment to return at least $1 billion through end-2028, considering additional ways to increase returns in 2026 and beyond

Venlo, the Netherlands, December 18, 2025 – QIAGEN N.V. (NYSE: QGEN; Frankfurt Prime Standard: QIA) today announced details for completion of plans to return approximately $500 million to shareholders through a synthetic share repurchase that combines a direct capital repayment to QIAGEN shareholders with a reverse stock split.

QIAGEN announced in November 2025 plans for the repurchase, which comes after QIAGEN has returned about $650 million to shareholders since the start of 2024 through a synthetic share repurchase and the implementation of the first annual dividend payment in June 2025.

With the completion of this synthetic share repurchase in January 2026, QIAGEN will have delivered well ahead of schedule on its commitment to return at least $1 billion to shareholders by the end of 2028, and is considering additional measures to increase returns in 2026 and beyond.

Shareholders at the Annual General Meeting in June 2025 gave virtually unanimous approval for resolutions to implement the $500 million repurchase. This approach is designed to return cash to shareholders in a faster and more efficient way than through a traditional open-market repurchase program. It also enhances earnings per share (EPS) through the reduction in outstanding shares.

The repayment from existing cash reserves is expected to lead to an approximately 5% reduction in the number of issued shares (based on current share price).

The terms of the synthetic share repurchase are as follows:

•Every 20 issued QIAGEN shares will be consolidated into 19 QIAGEN shares, leading to a reduction of approximately 10.9 million shares from the level of 217.7 million shares as of December 18, 2025.

•Following the implementation of the consolidation, QIAGEN will repay capital to shareholders of record $2.29 per pre-consolidation share. (As the par-value of QIAGEN shares is denominated in euros, the amount of the capital decrease and repayment in the respective notarial deeds will be denominated in euros. The payment, however, will be made in U.S. dollars.)

The last day of trading of the pre-split shares on the New York Stock Exchange and the Frankfurt Stock Exchange is planned to be Wednesday, January 7, 2026.

Beginning on Thursday, January 8, 2026, the consolidated QIAGEN shares, excluding the entitlement to the capital repayment, are expected to begin trading on the Frankfurt Stock Exchange (QIA) and on the NYSE (QGEN) under the Company’s current ticker symbols.

The consolidated QIAGEN shares will carry the following new security identifiers:
ISIN: NL0015002SN0
CUSIP: N72482 156
WKN: A41HBE

Technical details regarding settlement mechanics

Shareholders holding their QIAGEN shares in brokerage accounts in the United States will have their holdings automatically consolidated in line with the consolidation ratio described above, whereby any fractional shares are planned to be sold and proceeds deposited in their account, effective as of close of business at 4:00 p.m. EST on Wednesday, January 7, 2026 (the “Effective Date” and the last trading day of the prior ISIN / CUSIP / WKN).

The capital repayment is planned to be made via Depository Trust Company to the respective brokerage accounts of the shareholders in the subsequent days. Unsettled market trades as of the Effective Date are planned to be reconciled by Depository Trust Company and settled in line with market practice.

For shareholders who hold their QIAGEN shares in Germany and elsewhere in Europe directly or indirectly via Clearstream Banking AG, these holdings are expected to be consolidated through their banks, brokers and custodians as of close of business European time on Wednesday, January 7, 2026. The capital repayment for these shareholders is expected to also be made in the subsequent days. Any fractional shares will be sold and deposited in their account.

Shareholders holding their QIAGEN shares in registered form directly at Equiniti (formerly American Stock Transfer and Trust Company ("AST")) are planned to have their holdings automatically consolidated in line with the consolidation ratio described above by processing in the register held by Equiniti, effective as of the Effective Date, and receive the capital repayment in their bank account known to the Company.

Shareholders are advised to consult with their bank or broker with any questions on the reverse stock split and the capital repayment.

Shareholders with questions about their tax status are advised to consult with their local tax advisor.

About QIAGEN

QIAGEN N.V., a Netherlands-based holding company, is a global leader in Sample to Insight solutions that enable customers to extract and analyze molecular information from biological samples containing the building blocks of life. Our Sample technologies isolate and process DNA, RNA and proteins from blood, tissue and other materials. Assay technologies prepare these biomolecules for analysis, while bioinformatics support the interpretation of complex data to deliver actionable insights. Automation solutions integrate these steps into streamlined, cost-effective workflows. QIAGEN serves more than 500,000 customers worldwide in the Life Sciences (academia, pharmaceutical R&D and industrial applications such as forensics) and Molecular Diagnostics (clinical healthcare). As of September 30, 2025, QIAGEN employed approximately 5,700 people across over 35 locations. For more information, visit https://www.qiagen.com.

Forward-Looking Statement

Certain statements in this press release may constitute forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. These statements, including those regarding QIAGEN’s products, development timelines, marketing and/or regulatory approvals, financial and operational outlook, growth strategies, capital allocation strategies, collaborations and operating results (such as expected net sales and adjusted diluted earnings), the CEO transition plan, the acquisition of Parse Biosciences, including the timing and expected benefits thereof, and the synthetic share repurchase, including the timing and expected befits thereof, are based on current expectations and assumptions. However, they involve uncertainties and risks. These risks include, but are not limited to: challenges in managing a successful CEO transition and successor search while providing operational continuity and continued advancement of company strategy; challenges in managing growth and international operations (including the effects of currency fluctuations, tariffs, tax laws, regulatory processes and logistical dependencies); variability in operating results and the commercial development of products for customers in the Life Sciences and clinical healthcare markets; changes in relationships with customers, suppliers or strategic partners; competition and rapid technological advancement; developments or changes in the securities markets and fluctuations in the trading volume and market price of QIAGEN’s shares and the successful implementation of the synthetic share repurchase; QIAGEN’s ability to successfully close, integrate and achieve the expected benefits of its acquisition of Parse Biosciences, including fluctuating demand for QIAGEN’s products due to factors such as economic conditions, customer budgets and funding cycles; obtaining and maintaining regulatory approvals for our products; difficulties in successfully adapting QIAGEN's products into integrated solutions and producing these products; and protecting product differentiation from competitors. Additional risks and uncertainties may arise from market acceptance of new products, integration of acquisitions, governmental actions, global or regional economic developments, natural disasters, political or public health crises, and other “force majeure” events. There is also no guarantee that anticipated benefits from restructuring programs and acquisitions will materialize as expected. For a more complete discussion of risks and uncertainties, please refer to the “Risk Factors” section in our most recent Annual Report on Form 20-F and other reports filed with or furnished to the U.S. Securities and Exchange Commission.
Source: QIAGEN N.V.
Category: Corporate

Contacts QIAGEN:

Investor Relations	Public Relations
e-mail: ir@QIAGEN.com	e-mail: pr@QIAGEN.com

3